DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No ACT
P.E. 10-3-2006

RECD S.E.C.

NOV 2 0 2006

1086



06066182

October 30, 2006

Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/30/2006

Re: Microsoft Corporation
Incoming letter dated October 3, 2006

Dear Mr. Milloy:

This is in response to your letter dated October 3, 2006 concerning the shareholder proposal submitted to Microsoft by the Free Enterprise Action Fund. On September 29, 2006, we issued our response expressing our informal view that Microsoft could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED

JAN 1 2 2007

THOMSON
FINANCIAL

cc: John Seethoff
Assistant Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

789019

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

BY FAX AND OVERNIGHT MAIL

October 3, 2006

Mr. David Lynn
Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3010

Re: Microsoft Corp. – Shareholder Proposal submitted by the Free Enterprise Action Fund

Dear Mr. Lynn,

The Free Enterprise Action Fund (the "FEAF") hereby requests that the Division of Corporation Finance (the "Division" or the "Staff") reconsider its decision to not recommend enforcement action if Microsoft Corp. ("Microsoft" or the "Company") excludes the above-referenced Shareholder Proposal (the "Proposal") from its proxy materials.

Action Fund Management, LLC ("AFM") is the investment advisor to the FEAF.

I. Basis for Appeal

The Staff's recommendation to grant Microsoft's no-action request relied on the provision of Rule 14a-8(i)(7) that the proposal related to the Company's ordinary business operations.

The FEAF asserts that the Staff's recommendation is not supported by the applicable precedent or the relevant facts. In addition to the argument below, we hereby incorporate by reference and reassert the arguments made in our letter of July 24, 2006 to the Division.

II. The Division's recommendation contradicts the Division's own precedent.

The Proposal requests Microsoft to report to shareholders about its rationale for advocating in favor of the significant social policy issue of government regulation of the Internet, often referred to by the omnibus term "Net neutrality."

The nature of the Proposal – i.e., a Company reporting to shareholders about its participation in public debate concerning a "significant social policy issue"[1] – is identical to the nature of the proposal in *General Electric Company* (January 17, 2006).

In *General Electric*, the Proposal requested a report by General Electric ("GE") justifying the company's advocacy for global warming-related regulation. GE claimed that the Proposal could be excluded as pertaining to ordinary business. The Staff refused to grant the no-action letter requested by the GE.

The only significant difference between the instant Proposal and the proposal in *General Electric Company* is in the specific significant social policy issue involved – Net neutrality as opposed to global warming.

As pointed out in our July 24 letter to the Staff, Net neutrality is a significant social policy issue – even Microsoft acknowledged this in its March 1, 2006 letter to Congress (cited in our July 24, 2006 letter to the Staff) and, more recently, in a subsequent June 5, 2006 letter to members of Congress. In the latter letter, Microsoft repeatedly described the Net neutrality issue as "vital." [2] Additionally, Microsoft identifies Net neutrality as a "policy priority" on its web site.[3]

There appears to be no legal or factual basis for distinguishing Net neutrality from global warming in terms of either's status as a "significant social policy issue."

III. The Proposal does not relate to ordinary business so as to require exclusion under the proxy rules.

A. The Proposal requests a mere report and does not attempt to "micro-manage" the company.

The Proposal requests that Microsoft prepare a report for shareholders in the nature of disclosure explaining its rationale for advocating for Net neutrality. The Proposal in no way attempts to micro-manage the Company and Microsoft offers no explanation as to how the proposed report constitutes such micro-management.

In its July 14, 2006 no-action request, Microsoft incorrectly referenced *General Electric Company* (January 17, 2006). Microsoft erroneously cited *General Electric Company* as an example of a shareholder proposal requesting a report on the external impacts of corporate policy. To the contrary, the proposal in *General Electric Company* requested an inward looking report explaining GE's advocacy of global warming regulation. The instant Proposal requests a similar inward-looking report concerning Net neutrality.

---

[1] Shareholder proposals may focus on "significant social policy issues" so as to preclude exclusion under the proxy rules. Exchange Act Release No. 40,018 (May 21, 1998).

[2] This letter is posted on Microsoft's web site at http://www.microsoft.com/freedomtoinnovate/industry/letter.asp/ (accessed October 2, 2006).

[3] http://www.microsoft.com/freedomtoinnovate/industry/policy.asp (accessed October 2, 2006).

B. The Proposal does not improperly relate to a legislative process implicating Microsoft's ordinary business operations.

The Proposal seeks a report on Net neutrality so that shareholders may better understand the Company's advocacy activities. It does not seek to involve the Company in legislation. Indeed, Microsoft has already involved itself on its own initiative in such legislation.

But while it is true that there have been, and will be, efforts in Congress to legislate concerning Net neutrality, such events do not *ipso facto* require exclusion of the Proposal as implicating ordinary business operations.

The significant social policy issue in *General Electric Company* (January 17, 2006), was global warming. There were at the time, and will be in the future, efforts in Congress to legislate concerning global warming. Moreover in that case, General Electric was actively lobbying on global warming at the time of the proposal. But the Staff apparently did not deem such ongoing legislative activities involving the company a reason to require exclusion of the proposal.

Contrary to Microsoft's assertion, the Proposal does not seek to "commandeer the resources of Microsoft and the platform of its proxy statement to pursue its agenda relating to the nation's Internet policy." Microsoft offers no evidence to support this assertion. The FEAF has no specific policy in mind concerning Internet regulation. The FEAF is an institutional shareholder in Microsoft. In fact, Microsoft stock is the FEAF's third largest holding, amounting to 1.85 percent of the FEAF's portfolio as of June 30, 2006. The Proposal's supporting statement simply presents statements about Microsoft's policy that have been reported in *The Wall Street Journal* and that raise questions about Company policy. Microsoft offers no explanation as to how the supporting statement constitutes an effort by the FEAF to "intervene in Microsoft's day-to-day operations." The supporting statement is merely an effort to justify the Proposal's request for a report.

C. Net neutrality is not too complex for shareholders.

Microsoft has asserted that Net neutrality is: (1) factually too complex for shareholders; (2) is a poor topic for action by shareholders at an annual meeting; and (3) should be left for management to address.

If the science and economics underlying the global warming controversy were not too complex for shareholders in *General Electric Company* (January 17, 2006) it can hardly be maintained that government regulation of the Internet is too complex for shareholders.

Since the Proposal merely asks for a report – which, ironically, would only serve to educate shareholders – and does not contemplate micro-managing Microsoft, the Proposal does not interfere with management's ability and responsibility to formulate Company policy.

IV. Conclusion

The Proposal is substantially identical in nature to the proposal at issue in *General Electric Company* (January 17, 2006). The two proposals only differ in their significant social policy issue – i.e., government regulation of the Internet versus government regulation of greenhouse gases. Internet regulation is a significant social policy issue – even Microsoft has essentially acknowledged this fact. The Proposal does not seek to micromanage the Company's affairs nor does it seek disclosure of confidential information. The nature of the Proposal is disclosure concerning Company advocacy on a significant social policy issue – not interference in ordinary business operations.

If the Staff believes that it can significantly distinguish the instant Proposal from the proposal in *General Electric Company,* we respectfully request the opportunity to rebut that belief before a determination concerning this appeal is made.

Sincerely,



Steven J. Milloy
Managing Partner

Attachments: Response of the Office of Chief Counsel (September 29, 2006)
Letter to the Staff from Action Fund Management (July 24, 2006).

Cc: Peter A. Kraus, Microsoft Corp.

September 29, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microsoft Corporation
Incoming letter dated July 14, 2006

The proposal seeks a report on Microsoft's rationale for supporting certain public policy measures concerning regulation of the internet, particularly "net neutrality" measures.

There appears to be some basis for your view that Microsoft may exclude the proposal under rule 14a-8(i)(7) as relating to Microsoft's ordinary business operations (i.e., evaluating the impact of expanded government regulation of the internet). Accordingly, we will not recommend enforcement action to the Commission if Microsoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Mary Beth Breslin
Special Counsel

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

July 24, 2006

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Microsoft Corporation 2006 Annual Meeting; Shareholder Proposal of the Free Enterprise Action Fund

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAF" or the "Fund") in response to the July 14, 2006 request by Microsoft Corporation ("Microsoft" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Microsoft's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser to the FEAF. We believe the Proposal is not excludable for any of the reasons claimed by Microsoft.

THE PROPOSAL

Please note that the excerpt of the Proposal presented by Microsoft in its July 14, 2006 letter is not the entire Proposal submitted by the FEAF. Microsoft omitted the Proposal's Supporting Statement and inserted a typographical error in its excerpt (i.e., There are only three numbered points in the Proposal describing the requested report's contents, not four. Microsoft erroneously broke point No. 2 into two items.).

The Proposal states in its entirety:

Internet Regulation Report

RESOLVED: The shareholders request that the Board of Directors report to shareholders as soon as practicable on Microsoft's rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet, particularly concerning so-called "Net neutrality," omitting proprietary information and at reasonable cost.

The report should discuss Microsoft's analyses concerning the:

1. Business and economic rationale for supporting expanded Government regulation of the Internet;
2. Regulatory impacts and legal liabilities potentially associated with expanded Government regulation of the Internet; and
3. Product development and customer impacts potentially associated with expanded Government regulation of the Internet.

SUPPORTING STATEMENT:

Microsoft's main responsibility is to create shareholder value. Company public policy positions should be based on sound business and legal analyses, consistent with corporate governance principles, transparent, and, to the extent possible, disclosed to shareholders.

Policy based on faulty or incomplete analyses may reduce shareholder value.

Proposals before Congress would expand in unprecedented fashion government power over a wide-range of issues relating to the construction, management and delivery of high-speed Internet services. [*See* Wolf C, A Legal Perspective on 'Net Neutrality,' http://handsoff.org/hoti_docs/studies/wolf.pdf] Such proposals are commonly referred to as promoting "Net neutrality."

"If ever there was a solution in search of a problem, 'Net neutrality' is it... Net neutrality is generally billed as a way of reining in Internet service providers (typically phone and cable companies) some of whom have made noises about charging content companies extra fees for guaranteeing priority to certain kinds of services." [The Wall Street Journal, The Web's Worst New Idea, May 17, 2006.]

Microsoft supports and advocates for Net neutrality. [See e.g., Letter to the Hon. Joe Barton and the Hon. John Dingell, Committee on Energy & Commerce, U.S. House of Representatives, March 1, 2006.]

"Especially dismaying is Microsoft's role here, since no company has been more subjected to regulatory predation around the world.... [Its] vision for the Internet is, apparently, as a regulated monopoly, like the old phone system. Doubtless one motive is fear of their own unregulated rivalry, which they'd like to put some curbs on. Microsoft, Google, Yahoo, etc. all have deep pockets and rightly worry that their own battle for supremacy would drive them to shift billions to AT&T and Verizon in a race to put their own multimedia offerings in front of consumers. Their strong positions today can't disguise the risks and uncertainties to their business models that the new superbroadband investments portend. [Olson W., The Wall Street Journal, What Congress Is Learning About 'Net Neutrality,' May 18, 2006.]

"[Microsoft and other supporters of Net neutrality] don't seem to comprehend the legal and political danger they'll face once they open the neutrality floodgates. We'd have thought Microsoft of all companies would have learned this lesson from its antitrust travails, but it too has now hired lawyers to join the Net neutrality lobby." [The Wall Street Journal, May 17, 2006.]

RESPONSES TO MICROSOFT's CLAIMS

I. The Proposal does not deal with Microsoft's ordinary business operations.

1. The Proposal merely requests a report to shareholders from Microsoft.

The Proposal merely requests a report to shareholders providing Microsoft's rationale for advocating material change in a significant issue of public policy –, i.e., increased government regulation of the Internet.

In merely requesting a report, the Proposal: (1) does not intend or attempt to have shareholders decide Company policy at the annual meeting; (2) does not intend or attempt to subject management's ability to run the Company on a day-to-day basis to shareholder oversight; and does not intend or attempt to permit shareholders to micro-manage the Company.

Shareholders receive reports from companies regularly, including those required by law and regulation – none of which are construed as efforts by shareholders to decide company policy, interfere with management or micro-manage companies.

The Proposal simply asks for disclosure – in the name of good corporate governance and transparency – of Company policy on a significant social policy issue. The Proposal is not in any demonstrable way an effort to direct Company policy.

2. The Proposal involves a significant social policy issue not constituting ordinary business operations.

Exchange Act Release No. 40,018 (May 21, 1998) provides that shareholder proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Moreover, a shareowner proposal involving a significant policy issue is not excludable merely because it may somehow impact ordinary business operations at some indeterminate point in the future.

Government regulation of the Internet is a significant social policy that should preclude exclusion. Microsoft itself has acknowledged by its advocacy activities that increased Government regulation of the Internet is a significant social policy.

In a March 1, 2006 letter to House Committee on Energy and Commerce (attached), Microsoft and other companies wrote that,

> Unless Congress acts, the Internet is at risk of losing the openness that has made it an engine for phenomenal social and economic growth. We are writing to urge that Congress take steps now to preserve this fundamental underpinning of the Internet and to assure that the Internet remains a platform open to innovation and progress...
>
> ... The end-to-end design of the Internet was made possible by the non-discriminatory framework that has long been the bedrock of U.S. telecommunications policy. It is this framework that has prevented gatekeepers on the Internet and guaranteed the innovation and economic success that has driven the American economy over the past decade...

We stand ready with you to pass legislation that will continue the successful legal policies that are essential to allowing broadband Internet to thrive.

According to Microsoft, then, current public policy concerning the Internet:

- Has allowed the Internet to be an "engine for phenomenal social and economic growth";
- Is the "bedrock of U.S. telecommunications policy"; and
- Is the "framework... that has driven the American economy over the past decade."

Regulation of the Internet is, by Microsoft's own words, a significant social policy issue.

3. Shareholder proposals may request cost-benefit analyses on significant social policy issues.

It is permissible for a shareholder proposal to request a report in the nature of a cost-benefit analysis.

In *General Electric Company* (January 17, 2006), the Staff refused to exclude a proposal requesting a cost-benefit analysis concerning the impacts to General Electric of its public policy position and lobbying concerning the significant social policy issue of global warming regulation.

The Staff has already determined, therefore, that cost-benefit reports on significant social policy issues do not represent efforts to micro-manage corporate affairs. In the present case, the Proposal requests a cost-benefit type report similar to that requested in *General Electric Company*.

4. The mere fact of potential or ongoing legislative activity concerning a similar topic as the Proposal does not justify excluding the Proposal.

In *General Electric Company*, the Staff refused to exclude a proposal requesting a cost-benefit analysis concerning the impacts to General Electric of its public policy position and lobbying concerning the significant social policy issue of global warming regulation.

Prior to, and at the time of the Proposal, Congress was debating whether and how to address the issue of global warming. General Electric, in fact, was actively participating in that very legislative process. [*See* letter to Staff from Steven J. Milloy, December 20, 2005, re: General Electric Company; Shareowner Proposal of Thomas J. Borelli Securities Exchange Act of 1934 – Rule 14a-8.]

Yet the mere fact of an ongoing legislative process addressing a similar issue as the proposal in *General Electric* did not require exclusion of the proposal from General Electric's proxy statement.

5. The Proposal does not seek to intervene in Microsoft's day-to-day operations in order to advance a specific political objective.

The proposal requests that Microsoft report to shareholders on the impacts of increased Government regulation of the Internet. Contrary to Microsoft's assertion, the Proposal does not seek to advance a specific political objective.

The Proposal's goal is for Microsoft to disclose to shareholders – as part of good corporate governance and transparency – the impacts of its lobbying for Internet regulation.

The Proposal does not intend to advance any political objective. The Proposal's Supporting Statement cites credible independent sources who have raised serious questions about the merits of Microsoft's advocacy of increased regulation of the Internet. The Proposal thereby only seeks to raise questions on behalf of shareholders that ought to be squarely and forthrightly addressed by a corporate management striving to fulfill its fiduciary duty to increase shareholder value.

Microsoft's assertion that Internet regulation is too complex for shareholders is absurd. In *General Electric*, the Staff did not consider the science and economics of global warming to be too complex for shareholders. Certainly Internet regulation is less complex than global warming.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Microsoft's request for the Staff to take no action if Microsoft excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this correspondence has been timely provided to Microsoft. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Microsoft or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel
Attachment: Microsoft letter to House Committee on Energy and Commerce

Cc: John Seethoff, Microsoft Corporation

VIA HAND DELIVERY

March 1, 2006

The Honorable Joe Barton
Chairman
Committee on Energy and Commerce
U.S. House of Representatives
Washington, D.C. 20515

The Honorable John D. Dingell
Ranking Member
Committee on Energy & Commerce
U.S. House of Representatives
Washington, D.C. 20515

Dear Chairman Barton, Ranking Member Dingell and Members of the Committee:

We are a broad based group of Internet consumers, content providers, service, device and application companies that believe that unless Congress acts, the Internet is at risk of losing the openness that has made it an engine for phenomenal social and economic growth. We are writing to urge that Congress take steps now to preserve this fundamental underpinning of the Internet and to assure the Internet remains a platform open to innovation and progress.

Specifically, as Congress considers legislation to update the nation's telecommunications policy, it must recognize that the Internet's open architecture and the pre-existing legal framework that created the Internet should not be just "hoped for" in a broadband world. The essential elements must be guaranteed by a meaningful and enforceable net neutrality requirement.

The open architecture of the Internet has always let providers, as well as individual innovators, share, offer and create the content, devices, applications, and services that the marketplace desires. Consumers in the marketplace, and not network operators, should decide what content and services succeed or fail. The end-to-end design of the Internet was made possible by the non-discriminatory framework that has long been the bedrock of U.S. telecommunications policy. It is this framework that has prevented gatekeepers on the Internet and guaranteed the innovation and economic success that has driven the American economy over the past decade.

While it is appropriate for Congress to develop new legislation to promote competition among broadband networks, it must also ensure that consumers and providers continue to have the right to use those networks to send and receive content, and to use applications and services, without interference by network operators. As Internet pioneer Vint Cerf said, the Internet is, and must remain, 'innovation without permission".

We stand ready to work with you to pass legislation that will continue the successful legal policies that are essential to allowing the broadband Internet to thrive.

Sincerely,

Aegon Direct Marketing Services, Inc.
Adaptive Marketing LLC
Amazon.com
American Association of Libraries
AngleBeds.com
Ask.com
Association of Research Libraries
Bloglines
Cendant
Circumedia LLC
CitySearch
COMPTEL
Consumer Electronics Association
Consumer Federation of America
Downstream
Dreamsleep.com
Dresses.com
EarthLink
eBay
eBrands Commerce Group
Educause
Electronic Retailing Association
Entertainment Publications
Evite.com
Excite
Expedia
Free Press
Gifts.com
Google
Hawthorne Direct
Home Shopping Network
Hotels.com
Hotwire
IAC/InterActiveCorp
Iceland Health Inc.
iNest
InPulse Response
Interactive Travel Services Association
Internet2
iWon
LendingTree
Livemercial
Match.com
Media Access Project
Media Partners Worldwide
Mercury Media
Merrick Group
Microsoft
Nationalblinds.com
NetCoalition
Product Partners LLC
Public Knowledge
Pulver.com
RealEstate.com
Savvier
ServiceMagic
Skype
Sling Media Inc.
Ticketmaster
TiVO
Tonystickets.com
Tranqulitymattress.com
Travelocity
Yahoo!